Exhibit (a)(29)

Ventana Medical Systems, Inc. 1910 Innovation Park Drive Tuscon, Arizona 85755 Phone: (520) 887-2155 Toll Free: (800) 227-2155 www.ventanamed.com

January 25, 2008

Dear Fellow Stockholder:

I wanted to let you know that your Board of Directors has recommended that stockholders accept Roche’s revised offer to purchase all of the outstanding shares of Ventana common stock for $89.50 per share.

After an evaluation of strategic alternatives and thoughtful consideration, as well as consultation with outside financial and legal advisors, your Board believes that the transaction with Roche at $89.50 per share is fair and in the best interests of our stockholders, and we strongly recommend that you tender your shares of Ventana common stock into this revised offer.

In making this recommendation, the Board considered a number of factors, including:

•	The revised offer represents a premium of 5% to Ventana’s closing price on January 18, 2008 (the last trading day prior to the announcement of Roche’s revised offer), a 19% premium to Roche’s initial offer of $75 per share of Ventana common stock announced on June 27, 2007, and a 72% premium to the closing price of shares of Ventana common stock on June 25, 2007 (the last trading day prior to the announcement of Roche’s initial offer).

•	The Board believes that the revised offer reflects much of the long-term value creation potential of Ventana’s business plan, value-creation initiatives and marketplace opportunities, without subjecting Ventana stockholders to any execution risk or risks associated with the industry in which Ventana operates.

•	The Board believes that there are no more desirable strategic or other transactional alternatives available at this time.

•	The Board believes that, particularly in light of the absence of competing offers since Roche announced its initial offer, it is unlikely that Roche would be willing to pay a higher price for Ventana than $89.50 per share.

A complete discussion of these and other factors your Board of Directors took into account in making its recommendation is included in the enclosed amendment to Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to your Board of Directors’ recommendation.

We greatly appreciate your continued support and encouragement.

Sincerely,

Christopher M. Gleeson
President and Chief Executive Officer

If you have any questions concerning the Schedule 14D-9 or need additional copies of Ventana’s publicly filed materials, please contact Innisfee M&A Incorporated at 212-750-5833.